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                             March 29, 2024

       Avraham Dreyfuss
       Chief Financial Officer
       Fortress Net Lease REIT
       1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: Fortress Net Lease
REIT
                                                            Amendment No. 1 to
Registration Statement on Form 10-12G
                                                            Filed March 13,
2024
                                                            File No. 000-56632

       Dear Avraham Dreyfuss:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Amendment No. 1 to Form 10-12G filed March 13, 2024

       General

   1.                                                   Please revise the
disclosure in your NAV template to include the following:
                                                            a quantitative
illustration of sensitivity based on one or more key assumptions changing;
                                                            a comparative
breakdown for any prior valuations; and
                                                            historical NAV
calculations.
       Item 1. Business, page 8

   2. We note that your principal business involves single-tenant commercial real estate properties subject to
long-term net leases with investment grade and other creditworthy tenants or guarantors.
Please discuss how you evaluate creditworthiness.
 Avraham Dreyfuss
FirstName
Fortress NetLastNameAvraham   Dreyfuss
             Lease REIT
Comapany
March       NameFortress Net Lease REIT
       29, 2024
March2 29, 2024 Page 2
Page
FirstName LastName
Item 1A. Risk Factors
We may not be able to obtain the necessary permits and licenses to invest in certain properties., page 67

3. We note your revised disclosure in response to prior comment 5. As it appears that the company believes there is ambiguity on whether certain permits or licenses are required, please provide risk factor disclosure on the risks of the company being deemed to be operating without required licenses or permits.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
2023 Highlights (Results of Operations), page 98

4. We note that you disclose an annualized distribution rate. Please advise us why it is appropriate to report this figure, as it appears that you have only paid monthly distributions since November 2023 and not for two full fiscal quarters.
Item 3. Properties, page 106

5. We note that the company acquired two industrial properties on February 29, 2024. For each property, disclose the location, purchase price, annual escalation, and lease terms, or advise us why this information is not material to investors. Also revise to address the material terms of the property acquired on January 29, 2024. Consolidated Statement of Operations, page F-3

6. We note your response to prior comment 9. Rule 3-02(a) of Regulation S-X requires a registrant that is an emerging growth company provide audited financial statements of comprehensive income and cash flows for each of the two fiscal years preceding the date of the most recent audited balance sheet (or such shorter period as the registrant has been in existence). Therefore, we believe it is more appropriate to present audited financial statements for a period beginning on January 24, 2023. Please revise as necessary.
7. We note your response to prior comment 10, in which you state that you computed weighted average shares outstanding over a period beginning on November 1, 2023, the initial date you issued common shares, through December 31, 2023. Please revise to compute the number of weighted-average number of common shares in accordance with the definition found in ASC 260-10-20. Refer to ASC 260-10-55-40 for additional computational guidance.
Notes to Consolidated Financial Statements
Note 6. Leases, page F-13

8. We note your response to prior comment 13. To better understand why you believe the
         $66.4 million property asset under triple net lease with one tenant is not effectively a significant individual concentration of total assets as of December 31, 2023, please
 Avraham Dreyfuss
Fortress Net Lease REIT
March 29, 2024
Page 3
      address the following:

             In your calculation of significance inclusive of committed future $183.5 million development spending, tell us how you factored in that portion of this total development dollar commitment to be capitalized and added to the existing $66.4 million cost basis of the property. Please provide your revised calculation.

             Please tell us how you evaluated the credit risks associated with this tenant in assessing collectability of future rentals due under this lease, and to whether
           this included a related review of the tenant   s current financial
statements.

             Please discuss the expected funding source for the amount of development spending anticipated for the property, including the extent to which this will include cash rentals to be received from the tenant.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameAvraham Dreyfuss
                                                             Division of
Corporation Finance
Comapany NameFortress Net Lease REIT
                                                             Office of Real
Estate & Construction
March 29, 2024 Page 3
cc:       Ross M. Leff, P.C.
FirstName LastName